Exhibit 99.1

Stolt Offshore S.A.
A subsidiary of Stolt-Nielsen S.A.	C/o Stolt Offshore M.S. Limited Dolphin House Windmill Road Sunbury-on-Thames Middlesex, TW16 7HT England	Tel: + 44 1932 773700 Fax: + 44 1932 773701 www.stoltoffshore.com
NEWS RELEASE
	Contact:	Julian Thomson US +1 877 603 0267 (toll free) UK +44 1224 718436 julian.thomson@stoltoffshore.com

STOLT OFFSHORE S.A. LOWERS 2002 GUIDANCE

        London, England—December 02, 2002—Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO) announced today that it expects full year 2002 results to be below previous guidance primarily due to provisions being taken for additional losses on certain major EPIC projects, the impairment of a joint venture investment and the final settlement of a legal dispute. The Company now anticipates that earnings for the full year of 2002 will be a loss of $0.45-$0.50 per share compared to breakeven in previous guidance.

        Niels G. Stolt-Nielsen, interim Chief Executive Officer, said "At the time of the announcement of our third quarter earnings and the change of management, we cautioned that we were in the early stages of a detailed review of our ongoing projects (including variation orders) and backlog and that this might result in further revisions to our forecast. This review has now been completed. We have identified the need to take further provisions for certain projects, in particular on the Burullus Scarab & Saffron project in Egypt and the Shell Bonga and OGGS projects in Nigeria. We now believe that we have a fuller picture of the results of these and other EPIC projects. We have taken a $5 million charge for the partial write down of our investment in NKT Flexibles and we have made an additional $3.2 million provision for the final settlement of the dispute over the termination of the charter of the Toisa Puma. Accordingly we are reducing our guidance on year-end earnings.

        "In light of our revised forecast, Stolt Offshore could be in breach of certain financial covenants in its two major credit facilities. The Company has received approval from its main banks to change its covenants consistent with its revised forecasts. Finalisation of the consent to covenant revision is subject to the approval of the members of the bank syndicates and documentation which is expected to be complete by the end of December.

        "It is anticipated that at our fiscal year-end on November 30, 2002, gross debt will be in the range of $360 million to $400 million with the range being due to the timing of cash receipts on certain projects. Our current forecast shows debt peaking at approximately $470 million in the first half of 2003 with the year-end debt level for 2003 anticipated to be similar to year-end 2002. In addition to the $485 million of committed bank credit facilities Stolt Offshore's major shareholder, Stolt-Nielsen S.A., has also agreed to provide Stolt Offshore with a committed $50 million credit facility in order to provide the Company with an additional liquidity buffer should it be required and providing Stolt Offshore with a total of $535 million of committed credit facilities.

        "Our search for a new CEO and CFO is making positive progress with a shortlist of possible candidates having been identified. We hope to appoint the new CEO in the first quarter of next year." concluded Mr Stolt-Nielsen.

        Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

        This news release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on form 20-FA for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

        The Company will hold a conference call to discuss all of the above items on Monday December 2nd, the details of which are listed below.

Conference Call Information		Encore Replay Facility details
Lines will open 10 minutes prior to conference call		This facility is available from 12 noon EST (5pm GMT) Monday December 2nd, until 5pm EST (10pm GMT), Monday December 9th.
Date:	Monday December 2nd
Time:	10am EST (3pm GMT)	Dialing from the UK:	0800 953 15 33
Freephone Dial In Numbers:
UK	0800 953 08 10	Dialing from the US:	1866 247 42 22
USA	1 866 789 22 20
Norway	800 165 26	International Dial In:	+44 1452 55 00 00
France	0805 111 340
Italy	800 782 436	Passcode:	804617#
Netherlands	08000 234 612
Reservation No:	804617

        Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com